COMMENTS RECEIVED ON 03/27/2025

FROM DANIEL GREENSPAN

FIDELITY RUTLAND SQUARE TRUST II (File Nos. 333-139427 and 811-21991)

Strategic Advisers Core Income Fund

Strategic Advisers Income Opportunities Fund

POST-EFFECTIVE AMENDMENT NO. 126

1)

All funds

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we confirm intro language is consistent with disclosure required in Item 3, as applicable.

R:

Each fund will be exclusively offered to certain managed account clients of the Adviser or its affiliates and will not be sold by broker-dealers. Accordingly, the current disclosure includes all applicable disclosure in Item 3 of Form N-1A.

2)

All funds

“Fund Summary” (prospectus)

“Fee Table”

C:

The Staff requests we include footnotes, as needed, if there are any waiver or recoupment arrangements.

R:

Each fund’s fee table will be updated to add a footnote reflecting any waiver or recoupment arrangements.